[ADMA Biologics Letterhead]

April 30, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADMA Biologics, Inc. (the “Company”) Registration Statement on Form S-1, as amended File No. 333-186579

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on April 30, 2013, or as soon thereafter as is practicable.

In connection with this letter, the Company acknowledges that:

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ADMA BIOLOGICS, INC. /s/ Brian Lenz Brian Lenz Vice President and Chief Financial Officer